April 19, 2024

Ms. Jaea Hahn

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 & 811-03651) Registration Statement on Form N-1A

Dear Ms. Hahn:

On behalf of the Trust, below are responses to oral comments provided by Ms. Hahn of the disclosure staff of the Securities and Exchange Commission (the “Staff”) on April 5, 2024, regarding the Post-Effective Amendment No. 236 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on February 20, 2024, Accession No. 0001193125-24-040040 (the “Amendment”). The Amendment was filed in connection with the repurposing of Touchstone International Equity Fund, an existing series of the Trust, into Touchstone International Value Fund, a new series of the Trust (the “Fund”).

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Prospectus

1.

Under “The Fund’s Principal Investment Strategies,” the Fund states in the second sentence of the first paragraph that the Fund invests primarily in equity securities of companies in non-U.S. developed and emerging market countries. Please disclose how the Fund defines an emerging market country.

Response: In response to the Staff’s comment, the Trust has added the following disclosure to the relevant paragraph under the heading “The Fund’s Principal Investment Strategies”:

The Fund classifies emerging market countries as those countries that are included in the Morgan Stanley Capital International (“MSCI”) Emerging Markets Index.

2.

Under “The Fund’s Principal Risks,” please consider revising “Foreign Securities Risk” by adding disclosure describing the risk related to the potential stale pricing when securities are trading in a foreign market that is closed while U.S. markets are open.

Response: In response to the Staff’s comment, the Trust has added the following disclosure to the relevant paragraph of the “Foreign Securities Risk” under the heading “The Fund’s Principal Risks”:

To the extent that the securities held by the Fund trade on foreign exchanges or in foreign markets that may be closed when the U.S. market is open, there are likely to be deviations between the current price of the securities held by the Fund and their last quoted price or the securities’ quote from the closed foreign market.

3.

Under “Can a Fund Depart From its Principal Investment Strategies?”, please revise “Other Investment Companies” by clarifying whether the Fund will invest in affiliated or unaffiliated companies. In addition, if investment in other investment companies is a principal investment strategy of the Fund, please add disclosure to that effect in “The Fund’s Principal Investment Strategies.”

Response: The Trust confirms that the Fund may invest in affiliated or unaffiliated investment companies but that such investment in other investment companies is not a principal investment strategy of the Fund. The Trust also notes that the disclosure in “Other Investment Companies” under “Can a Fund Depart From its Principal Investment Strategies?” is consistent with disclosure on a complex-wide basis. For these reasons, and in order to maintain consistency of disclosure complex-wide, the Trust respectfully declines to make any changes in response to this comment.

4.

Under “What are the Principal Risks of Investing in the Fund” and throughout the prospectus, there are references to “Funds” in the plural form. Please confirm that this Fund is part of a multiple series prospectus, or alternatively, revise these references so that the prospectus references “Fund” in the singular form.

Response: The Trust confirms that the Amendment, once effective, will only include the Fund and will not be part of a multiple series prospectus. However, the Trust also notes that this Amendment will be incorporated into a multiple series prospectus at the Fund’s next regularly scheduled annual update and that it does not believe that the references to “Funds” are misleading. Accordingly, the Trust respectfully declines to incorporate the comment at this time.

5.

Under “What are the Principal Risks of Investing in the Fund”, the Fund states in the paragraph titled “Government Actions” under “Economic and Market Events Risk” that risks associated with rising interest rates are currently heightened. Please clarify how changes in interest rates will affect equity or value securities.

Response: The Trust notes that the disclosure in the section titled “Government Actions” under “Economic and Market Events Risk” provides an overview of how changes in interest rates may affect the markets, the Fund and the Fund’s securities. For that reason, the Trust respectfully declines to make any changes in response to this comment.

SAI

6.

Throughout the SAI, there are references to “Funds” in the plural form. Please confirm that this Fund is part of a multiple series registration statement, or alternatively, revise these references so that the SAI references “Fund” in the singular form.

Response: The Trust confirms that the Amendment, once effective, will only include the Fund and will not be part of a multiple series registration statement. However, the Trust also notes that this Amendment will be incorporated into a multiple series registration statement at the Fund’s next regularly scheduled annual update and that it does not believe that the references to “Funds” are misleading. Accordingly, the Trust respectfully declines to incorporate the comment at this time.

If you have any questions, please contact me at (617) 951-9083.

Sincerely,

/s/ Michael D. Davalla
Michael D. Davalla

cc:	Timothy S. Stearns, Secretary of the Trust
Abigail Hemnes, Esq.
Clair Pagnano, Esq.